Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	March 31,
	2010	2009
Income from continuing operations before income tax	$103,103	$111,346

Add:
Fixed charges	103,690	58,646
Amortization of capitalized interest	2,589	2,148

Less:
Interest capitalized	2,238	2,260
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$207,144	$169,880

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$85,726	$44,596
Interest capitalized	2,238	2,260
Portion of rent expense representative of interest (30%)	15,726	11,790

Fixed charges	$103,690	$58,646

Ratio of earnings to fixed charges	2.00	2.90

Deficiency of earnings to cover fixed charges	$—	$—